UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

WHITING PETROLEUM CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

966387102
(CUSIP Number)

February 22, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 966387102	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON SENATOR INVESTMENT GROUP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,500,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,500,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,500,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.93%
12	TYPE OF REPORTING PERSON IA, PN

* Includes 10,000,000 shares and 11,500,000 shares of Common Stock issuable upon exercise of call options.

CUSIP No. 966387102	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON ALEXANDER KLABIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,500,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,500,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,500,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.93%
12	TYPE OF REPORTING PERSON IN

* Includes 10,000,000 shares and 11,500,000 shares of Common Stock issuable upon exercise of call options.

CUSIP No. 966387102	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON DOUGLAS SILVERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,500,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,500,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,500,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.93%
12	TYPE OF REPORTING PERSON IN

* Includes 10,000,000 shares and 11,500,000 shares of Common Stock issuable upon exercise of call options.

CUSIP No. 966387102	13G	Page 5 of 10 Pages

Item 1(a).	NAME OF ISSUER

Whiting Petroleum Corporation (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1700 Broadway, Suite 2300, Denver, CO 80290

Item 2(a).	NAME OF PERSON FILING

Senator Investment Group LP (“Senator Investment Group”) serves as investment manager to various investment funds (collectively, the “Funds”), and as such, has investment discretion with respect to the Funds. Alexander Klabin (“Mr. Klabin”) and Douglas Silverman (“Mr. Silverman,” and together with Mr. Klabin and Senator Investment Group, the “Reporting Persons”) have control of a Delaware limited liability company that may be deemed to control Senator Investment Group.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock (as defined below) reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The principal office of each of the Reporting Persons is:

c/o Senator Investment Group LP
510 Madison Avenue
28th Floor
New York, NY 10022

Item 2(c).	CITIZENSHIP

Senator Investment Group LP is a Delaware limited partnership. Each of Messrs. Klabin and Silverman is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP NUMBER

966387102

CUSIP No. 966387102	13G	Page 6 of 10 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________

Item 4.	OWNERSHIP
The percentages used herein are calculated based upon 362,698,464 shares of Common Stock issued and outstanding as of February 15, 2017, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31 2016, filed with the Securities Exchange Commission on February 23, 2017.

Senator Investment Group
	(a)	Amount of beneficially owned: 21,500,000*

	(b)	Percent of class: 5.93%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 21,500,000*

CUSIP No. 966387102	13G	Page 7 of 10 Pages

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 21,500,000*

Mr. Klabin
(a)	Amount of beneficially owned: 21,500,000*

(b)	Percent of class: 5.93%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 21,500,000*

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 21,500,000*

Mr. Silverman
(a)	Amount of beneficially owned: 21,500,000*

(b)	Percent of class: 5.93%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 21,500,000*

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 21,500,000*

* Includes 10,000,000 shares and 11,500,000 shares of Common Stock issuable upon exercise of call options.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

The partners and shareholders of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities reported herein held by the Funds in accordance with their respective ownership interests in the Funds.

CUSIP No. 966387102	13G	Page 8 of 10 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below each of the Reporting Persons certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 966387102	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE: as of March 6, 2017

SENATOR INVESTMENT GROUP LP /s/ Evan Gartenlaub Name: Evan Gartenlaub Title: General Counsel
/s/ Evan Gartenlaub as Attorney-in-Fact* ALEXANDER KLABIN
/s/ Evan Gartenlaub as Attorney-in-Fact** DOUGLAS SILVERMAN

* Pursuant to a Power of Attorney attached to the Schedule 13G filed by the Reporting Persons on April 24, 2013.

** Pursuant to a Power of Attorney attached to the Schedule 13G filed by the Reporting Persons on April 24, 2013.

CUSIP No. 966387102	13G	Page 10 of 10 Pages

Exhibit 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: as of March 6, 2017

SENATOR INVESTMENT GROUP LP /s/ Evan Gartenlaub Name: Evan Gartenlaub Title: General Counsel
/s/ Evan Gartenlaub as Attorney-in-Fact* ALEXANDER KLABIN
/s/ Evan Gartenlaub as Attorney-in-Fact** DOUGLAS SILVERMAN

* Pursuant to a Power of Attorney attached to the Schedule 13G filed by the Reporting Persons on April 24, 2013.

** Pursuant to a Power of Attorney attached to the Schedule 13G filed by the Reporting Persons on April 24, 2013.